Exhibit 3
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                                                               November 16, 2000


[Name of Director]
ESG Re Limited
Skandia International House
16 Church St.
BERMUDA

Dear [Name of Director]:

The SC Fundamental Value Fund and its affiliates own a total of 845,100 shares of ESG stock. I am writing to express my profound disappointment in the company's "progress" to date, and to implore you, by sale or liquidation, to halt the company's relentless march towards worthlessness.

ESG's record has been consistently poor:

         o Since its IPO, cumulative losses before investment income have exceeded $110 million on approximately $525 million of net premiums earned.
         o The company's rating has been cut repeatedly by S&P, most recently to B+ on November 14.
         o Time and again, managers have been hired amid considerable fanfare, only to be replaced and blamed by their successors for the company's problems.
         o In the most recent quarter the company, which has historically been unable to accurately estimate its liabilities, failed in a presumably simpler task - it could not accurately tally its revenues either. Incredibly, an aggregate of $19.8 million of revenue previously accrued in 1998 and 1999 was determined never to have been earned.
         o As was described in ESG's recent conference call, business which was written in 2000 - by a "new" management team - has developed unfavorably.
         o In its less than three year existence as a public company, ESG's book value per share has fallen by nearly 50%, while its share price has fallen by approximately 90%!

In the face of this abysmal performance, shareholders are now asked by management to place their trust in a strategic plan which has two principal elements: (i) the concentration by ESG on those accounts and lines of business which have been most profitable to date, and (ii) the development of new direct-marketing related businesses. The weaknesses of this plan are manifest.

The first part of ESG's prospective plan is to focus on "proven profitable business". In essence, the company proposes, with the benefit of hindsight, to draw a line around its profitable accounts and characterize them as "core" accounts which can be expected, on the basis of experience, to be profitable in the future. This approach presumes that ESG's underwriters employed a particular skill in selecting these accounts and that their profitability was not merely random. In this regard ESG appears akin to a gambler who plays a losing game 100 times, each time with a different pair of dice, and who then concludes that future success can be assured by use only of those few pairs which provided him with wins. Reinsurance is a highly competitive business which only intermittently affords satisfactory returns to well-regarded, highly-rated companies with stable managements. In light of its track record and its lack of


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any of these attributes, ESG gives shareholders no reason to believe that it can successfully participate in this market.

The company's new direct-marketing strategy also appears ill-conceived. Having failed in its area of expertise, the company proposes, in essence, to hire third parties to develop direct-marketing programs for its account in countries halfway around the world. Shareholders are assured that this effort is not a shot in the dark because similar efforts on behalf of companies such as GE Capital have been successful. Left undiscussed is ESG management's competence to evaluate business of this type, or why the opportunity to develop such businesses has not already been seized by companies which are operationally, geographically and financially better suited than ESG to do so. Also not addressed is the propriety, having already depleted the company's capital by nearly half, of wagering a portion of the remainder on an endeavor which the shareholders have never endorsed in any fashion. Given the company's disastrous record with past "diversification" efforts such as remote heart monitoring or German healthcare, shareholder pessimism, as evidenced by ESG's stock price, seems well founded.

Even absent the concerns expressed above, ESG's overhead burden by itself would appear to render the company uncompetitive. Current run-rate administrative expenses of about $30 million per year represent an astonishing 25% of capital. As was described in the company's recent conference call, capital will, evidently, diminish in each of the next five quarters and ESG intends to write premiums of no more than two times capital. Given these parameters, it strains credulity to assert that ESG can secure reinsurance business which will be profitable enough to carry its overhead burden.

At the company's annual meeting in May, a majority of shares (and presumably a sizable majority of those voted by shareholders other than John Head) were voted in favor of a resolution urging a sale of ESG. In the subsequent six months, the company has lost an additional $40 million and its shares have fallen by a further 50%. Those shares presently trade at about 20% of their book value and at about 10% of the price at which they were sold to the public three years ago.

Under the circumstances, I believe it imperative that you ask yourself the following questions: (i) Can there be any doubt that the strong preference of ESG's owners is that the company be sold or liquidated? (ii) In view of the company's disastrous record and its dim prospects, can there be any doubt that this preference is well founded? (iii) If you are not impelled to action by these facts, is there any conceivable set of circumstances which would cause you to act? (iv) Isn't it precisely for situations such as this that companies have directors to protect shareholders' interests?

Enough is enough. The time has come to stop the bleeding and to salvage for ESG's shareholders whatever value remains in the company. I would very much like to discuss this matter with you and would welcome a telephone call during New York City business hours at (212) 888-9100.

Thank you for your consideration.

                                                     Sincerely,


                                                     /s/ Peter M. Collery


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